Writer’s Direct Dial: (516) 663-6610
Writer’s Direct Fax: (516) 663-6810
Writer’s E-Mail: ibrum@rmfpc.com

September 19, 2007

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	CVD Equipment Corporation (the “Company”) Amendment No. 4 to Registration Statement on Form S-1 Filed on September 18, 2007, File No. 333-144336

DearMr. Mancuso:

The purpose of this letter is to inform the Securities and Exchange Commission of certain changes contained in the above-referenced filing. Specifically, these changes relate primarily (i) to a revision to the calculation of the registration fee as a result of the reduction in the size of the offering from 2,500,000 shares to 1,250,000 shares and (ii) revisions relating to a change in the underwriter’s name, as a result of a merger, from C.E. Unterberg Towbin, LLC to Collins Stewart LLC on August 21, 2007.

If you have any questions concerning the foregoing, please contact either me at (516) 663-6610 or Adam Silvers at (516) 663-6519.

Very truly yours,

/s/ Irvin Brum
IRVIN BRUM
For the Firm
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